Donald H. Meiers 202.429.6261 dmeiers@steptoe.com	1330 Connecticut Avenue, NW Washington, DC 20036-1795 Tel 202.429.3000 Fax 202.429.3902 steptoe.com

February 9, 2007

Via Hand-Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Esq., Assistant Director Mail Stop 3720

Re:	VeriChip Corporation Filing of Pre-Effective Amendment No. 7 to Registration Statement on Form S-1 File Number 333-130754

Dear Mr. Spirgel:

On behalf of VeriChip Corporation (the “Company”), the law firms of Holland & Knight LLP and Steptoe & Johnson LLP, acting as co-counsel to the Company, have today filed via the EDGAR system pre-effective amendment no. 7 to the above-referenced registration statement on Form S-1. We have enclosed courtesy copies of this latest amendment, both clean and blacklined against pre-effective amendment no. 6, which was filed on January 22, 2007.

Pre-effective amendment no. 7 primarily reflects:

•

a down-sizing of the number of shares to be sold in the offering by the Company from 4.3 million shares to 3.1 million shares, as well as a proportional downward adjustment in the number of shares subject to the over-allotment option granted to the underwriters by Applied Digital Solutions, Inc. (“Applied Digital”), the Company’s controlling shareholder;

•

revised disclosure relating to the further amendment of the various documents memorializing the loan from Applied Digital to the Company, primarily to reflect a change in the amount of the Company’s indebtedness to be repaid to Applied Digital from the net proceeds of the offering (from $7.0 million to $3.5 million), along with a revision to the amortization schedule so that the Company is repaying $300,000 per month from January 2008 through January 2010, with the final balloon payment now being due February 1, 2010 (previously August 2009); and

Larry Spirgel, Esq., Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 9, 2007

•	changes in the disclosure that extend from the above two bulleted items.

The Company would like to take the opportunity to thank the staff for the expedited review of the prior amendments to the registration, and at the same time request similar expedited processing of this latest amendment. The Company will, concurrent with the filing of this latest amendment to the registration statement, file a request for acceleration of the registration statement, seeking effectiveness at 9:00 a.m. on February 9, 2007, or as soon thereafter as practicable.

Should the staff have any questions regarding this letter, please contact either Don Meiers at Steptoe & Johnson LLP (202-429-6261) or either of Harvey A. Goldman (305-789-7506) or James M. Lurie at Holland & Knight LLP (212-513-3354).

Very truly yours,

/s/ Donald H. Meiers

Donald H. Meiers

Enclosures

cc:	Paul Monsour, Staff Accountant
Scott R. Silverman, Chief Executive Officer, VeriChip Corporation
William J. Caragol, Chief Financial Officer, VeriChip Corporation
Harvey A. Goldman, Esq., Holland & Knight LLP
James M. Lurie, Esq., Holland & Knight LLP
Selim Day, Esq., Wilson Sonsini Goodrich & Rosati
Donna Petkanics, Esq., Wilson Sonsini Goodrich & Rosati